Exhibit 99.1

BAYTEX CONFERENCE CALL AND WEBCAST ON THIRD QUARTER 2018 RESULTS TO BE HELD ON NOVEMBER 2, 2018

CALGARY, ALBERTA (October 26, 2018) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2018 third quarter financial and operating results prior to the opening of markets on Friday, November 2, 2018. A conference call and webcast will be held shortly thereafter to discuss the results.

Conference Call Details:

Date:             Friday, November 2, 2018

Time:     9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in:	1-416-915-3239 (Toronto Local and International)
1-800-319-4610 (North America Toll-Free)

Webcast:         http://services.choruscall.ca/links/baytexq320181102.html

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 85% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com, or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com